Exhibit (a)(1)(N)
Email to Interest Holders that Previously Tendered into Offers Commenced by the Contrarian Parent
Dear Interest Holder—
You are receiving this email because you are a holder of Position Holder Trust Interests of Life Partners Position Holder Trust and/or a holder of IRA Partnership Interests of Life Partners IRA Holder Partnership, LLC and have tendered or expressed an interest in tendering into the Contrarian mini tender offer, which was commenced on November 28th.
You may have previously received another offer from Life Settlement Liquidity Option, LLC, which was commenced on November 13th. In order to avoid confusion to holders of Interests that may be caused by two set of concurrently pending offers and to promote equality of treatment among tendering Interest holders, the Contrarian Offer has been terminated as of December 20th and Contrarian has joined as a bidder in the previously filed Life Settlement Liquidity Option, LLC Offer. The amended offer price has been increased to $0.16 per interest, less any tax withholding and premiums, fees or catch-up payments (the same price as in the Contrarian mini tender offer).
You will be receiving Amended documentation in the mail shortly regarding the changes. Please note the expiration date for this Offer has been extended to 5:00 p.m. New York City time on Friday, January 18, 2019.
If you have tendered into the Contrarian offers, which are now terminated your tender will be of no effect. If you wish to tender into the amended Offer, you must tender and file new documentation (please see attachments).
If you have any questions or would like assistance with filing the new documentation in order to tender into this Offer please contact CFunds Life Settlement, LLC at (800) 266-3810 or email Rhoda Freeman at freeman@contrariancapital.com or John Bright at jbright@contrariancapital.com.
Sincerely,
CFunds Life Settlement, LLC
Contrarian Funds, L.L.C.
Tel: (800) 266-3810